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SEC FILE NUMBER
8-48032

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 3rd Avenue South, Suite 202
(No. and Street)

Edmonds (City) Washington (State) 98020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Henrik Kurt Andresen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

ANDREW STERLING SANKEY NOTARY PUBLIC STATE OF WASHINGTON COMM. EXP. MAY 18, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services International Corp.

**Report on Audit of Financial Statements
and Supplementary Information**

As of and for the Year Ended June 30, 2019

Financial Services International Corp.

Contents
As of and for the Year Ended June 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Financial Services International Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Services International Corp. (the "Company") as of June 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 12, 2019

Financial Services International Corp.

Statement of Financial Condition
June 30, 2019

ASSETS		
Cash	$	11,480
Receivable from clearing organization (Note 3)		33,310
Other assets		23,483
TOTAL ASSETS	$	68,273
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expense	$	18,984
TOTAL LIABILITIES		18,984
STOCKHOLDER'S EQUITY		
Common stock, $0.0 l par value, 1 ,000,000 shares authorized, 103,700 shares issued and outstanding,		1,039
Additional paid-in capital		874,092
Accumulated deficit		(825,842)
TOTAL STOCKHOLDER'S EQUITY		49,289
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	68,273

See Notes to Financial Statements.

Financial Services International Corp.

Statement of Operations
Year Ended June 30, 2019

REVENUES:	
Commission income	$ 1,042,489
Financial advisory services	3,014,663
Interest income	739
Other income	39,949
Total Revenues	4,097,840
OPERATING EXPENSES:	
Employee compensation and benefits	178,685
Insurance expense	40,014
Regulatory fees	24,127
Commissions, trading fees and floor brokerage	3,571,874
Communication and data processing	7,650
Occupancy and equipment rental	31,580
Professional fees	279,902
Other operating expenses	34,954
Total Expenses	4,168,786
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(70,946)
Provision for Income Taxes	8,346
NET INCOME (LOSS)	$ (79,292)

See Notes to Financial Statements.

Financial Services International Corp.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2019

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2018	103,700	$1,039	$954,092	($746,550)	$208,581
Return of equity	-	-	(80,000)	-	(80,000)
Net income (loss)	-	-	-	(79,292)	(79,292)
Balance at June 30, 2019	103,700	$1,039	$874,092	($825,842)	$49,289

See Notes to Financial Statements.

Financial Services International Corp.

Statement of Cash Flows
Year Ended June 30, 2019

OPERATING ACTIVITIES:		
Net loss	$	(79,292)
Adjustments to reconcile net income to net cash used by operating activities		
(Increase) decrease in :		
Receivable from clearing organization		(106)
Other assets		(3,666)
(Decrease) increase in :		
Accounts payable and accrued expense		(37,662)
Net cash used by operating activities		(120,726)
FINANCING ACTIVITIES:		
Return of equity		(80,000)
Net cash used by financing activities		(80,000)
NET DECREASE IN CASH		(200,726)
CASH AT BEGINNING OF YEAR		212,206
CASH AT END OF YEAR	$	11,480

Supplemental Cash Flow Information

Cash paid during the year for:		
Income taxes	$	8,346
Interest		-

See Notes to Financial Statements.

1. Organization and Nature of Business

Financial Services International Corp. (the "Company"), previously known as Securities, Inc., was incorporated in the State of Washington on December 15, 1994. Its name was changed from Securities, Inc. to Financial Services International Corp. on January 18, 1995. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund, life insurance policies, and annuities. The Company provides investment advisory services to its clientele and is a Registered Investment Advisor. Under its membership agreement with FINRA and pursuant to Rule I 5c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule I 5c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company is a wholly owned subsidiary of United Atlantic Capital LLC (the "Parent"). The Parent is committed to continue funding the operations of the Company through capital contributions to mitigate any substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

Management's use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in n the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Financial advisory fees are recognized as earned on a quarterly basis over the term of the contract. The Company also receives trail commissions which are recorded when received.

Receivables - Commission receivables are stated at face amount less an allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary as of June 30, 2019 because probable uncollectible accounts are immaterial.

Income taxes – The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

3. Receivable From Clearing Organization

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The brokerage agreement requires a minimum deposit of $25,000. The balance at June 30, 2019 was $33,310.

4. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	($ -)	16,651	(16,651)	$ -
State	$ 8,786	-	-	$ 8,786
Total	$ 8,786	-	-	$ 8,786

The Company has available at June 30, 2019, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $188,034. The net operating loss begins to expire in the year 2029. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019, the IRS has not proposed any adjustment to the Company's tax position.

5. Retirement Plan

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. A matching contribution of $0 was made for the year ended June 30, 2019.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

7. Concentration Of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued for items requiring recording or disclosure in the financial statements. On July 9, 2019, the Parent made a capital contribution of $20,000.

9. Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending June 30, 2020.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $25,806 which was $20,806 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.74 to 1, which is less than 15 to 1.

Financial Services International Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended June 30, 2019

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		-
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(23,483)
NET CAPITAL		(23,483)
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	18,984
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required, greater of $5,000 or 6.66% of aggregate indebtedness	$	5,000
Excess net capital	$	(28,483)
Ratio of aggregate indebtedness to net capital		0.74 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited original Part IIA of Form X-17A-5 as of June 30, 2019.

Financial Services International Corp.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
Year Ended June 30, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Financial Services International Corp.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Services International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Services International Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Financial Services International Corp. stated that Financial Services International Corp. met the identified exemption provisions throughout the year ended June 30, 2019, without exception. Financial Services International Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Services International Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 12, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Financial Services International Corp.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Financial Services International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the year ended June 30, 2019 without exception.

I, Henrik Kurt Andresen, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Henrik Kurt Andresen, CCO

Financial Services International Corp.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

As of and for the Year Ended June 30, 2019

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Equity Owner of Financial Services International Corp.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Financial Services International Corp. and the SIPC, solely to assist you and SIPC in evaluating Financial Services International Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Financial Services International Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Financial Services International Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Financial Services International Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 12, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Financial Services International Corp.

Schedule of Securities Investor Protection Corporation Assessments and Payments
Year Ended June 30, 2019

	Amount
Total General Assessment	$ 388
SIPC-6 General Assessment Payment made in January 2019	(62)
SIPC-7 General Assessment Payment made in July 2019	(326)
Net balance due	$ -

See Report of Independent Registered Public Accounting Firm

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended June 30, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Financial Services International Corp.
701 Fifth Avenue, Suite 6870
Seattle, WA 98104

8-48032

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Monique Romero 212-668-8700

2. A. General Assessment (item 2e from page 2) $388

B. Less payment made with SIPC-6 filed (exclude interest) (62)
January 15, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 326

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $326

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $326

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial Services International Corp.
(Name of Corporation, Partnership or other organization)

Monique Romero
(Authorized Signature)

Dated the 8th day of July, 2019.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2018
and ending June 30, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,097,840
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,838,921
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,838,921
2d. SIPC Net Operating Revenues	$ 258,919
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 388 (to page 1, line 2.A.)